EXHIBIT 23.1



                          INDEPENDENT AUDITORS' CONSENT

To the Board of Directors and Shareholders of Ladenburg Thalmann Financial Services Inc. (f/k/a GBI Capital Management Corp.)

We consent to the incorporation by reference in this Registration Statement of Ladenburg Thalmann Financial Services Inc. (f/k/a GBI Capital Management Corp.)("Company") on Form S-3 of our report dated November 11, 2000, appearing in the Company's Annual Report on Form 10-K for the year ended September 30, 2000 and to the reference to us under the heading "Experts" in the Prospectus, which is part of this Registration Statement. We also agree to the incorporation by reference of this consent into a subsequent registration statement filed by the Company pursuant to Rule 462(b) under the Securities Act of 1933 relating to the offering covered by this Registration Statement.


/s/ Goldstein Golub Kessler LLP
New York, New York
October 12, 2001